As filed with the Securities and Exchange Commission on March 15, 2016	Registration No. 333 - 170167

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

NOAH HOLDINGS LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

The Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, NY  10017
(212) 750-6474
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan Seem, Esq. Shearman & Sterling LLP 1460 El Camino Real, 2nd Floor Menlo Park, California 94025 (650) 838-3753	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.        DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.        EXHIBITS

(a)(i)               Form of Amendment No. 1 to Deposit Agreement, by and among Noah Holdings Limited, (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Amendment No. 1 to Deposit Agreement”).  — Filed herewith as Exhibit (a)(i).

(a)(ii)               Deposit Agreement, dated as of November 9, 2010, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). — Filed herewith as Exhibit (a)(ii).

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — previously filed.

(e)           Certificate under Rule 466.  — Filed herewith as Exhibit (e).

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  — Set forth on the signature pages hereto.

Item 4.        UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, as amended by Amendment No. 1 to Deposit Agreement, by and among Noah Holdings Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of March 2016.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued, each two (2) American Depositary Shares representing one (1) Class A ordinary share, par value $0.0005 per share, of Noah Holdings Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie Deluca
Name:	Leslie Deluca
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Noah Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, China, on March 11, 2016.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chairman and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jingbo Wang and Ching Tao to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 11, 2016.

Signature	Title

/s/ Jingbo Wang	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
Jingbo Wang

/s/ Ching Tao	Chief Financial Officer (principal financial and accounting officer)
Ching Tao

/s/ Zhe Yin	Director
Zhe Yin

Director
Boquan He

/s/ Chia-Yue Chang	Director
Chia-Yue Chang

Director
Neil Nanpeng Shen

Signature	Title

/s/ May Yihong Wu	Independent Director
May Yihong Wu

Independent Director
Tze-Kaing Yang

Independent Director
Jinbo Yao

/s/ Zhiwu Chen	Independent Director
Zhiwu Chen

Authorized Representative in the U.S.

/s/ Giselle Manon
Giselle Manon

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement

(a)(ii)	Deposit Agreement

(e)	Certification Under Rule 466